Exhibit 3.1

Unofficial translation of the articles of association of: Pinafore Holdings B.V. as they read after the execution of the deed of partial amendment of the articles of association before Dirk-Jan Jeroen Smit, civil law notary in Amsterdam, the Netherlands, on 23 September 2010.

ARTICLES OF ASSOCIATION:

CHAPTER I.

DEFINITIONS.

Article 1.

In these articles of association the following expressions shall have the following meanings:

(a)	the General Meeting: the body of the company formed by shareholders and other persons entitled to vote;

(b)	the General Meeting of Shareholders: the meeting of shareholders and other persons entitled to attend general meetings;

(c)	Depository Receipts: registered depository receipts of shares in the capital of the company. Unless the contrary appears, this expression shall also include depository receipts issued without the company’s cooperation;

(d)	Depository Receipt Holders: holders of depository receipts of shares issued with the cooperation of the company. Unless the contrary appears, this expression shall also include those persons who, as a result of a life interest or a pledge in a share, enjoy the rights, which, by virtue of the law, accrue to holders of Depository Receipts issued with the company’s cooperation;

(e)	the Distributable part of the net assets: that part of the company’s net assets which exceeds the aggregate of the issued capital and the reserves which must be maintained by virtue of the law;

(f)	the Annual Accounts: the balance sheet and the profit and loss account with the explanatory notes;

(g)	the Annual Meeting: the General Meeting of Shareholders held for the purpose of discussion and adoption of the Annual Accounts;

(h)	Accountant: a “register-accountant” or other accountant referred to in Section 2:393 of the Dutch Civil Code, as well as an organisation within which such accountants practice; and

(i)	business day means a day (excluding Saturdays) on which banks generally are open in Amsterdam (the Netherlands) and Toronto (Canada) for the transaction of normal banking business.

CHAPTER II.

NAME. SEAT. OBJECTS.

Article 2. Name and Seat.

1.	The name of the company is:

Pinafore Holdings B.V.

2.	The official seat of the company is in Amsterdam.

Article 3. Objects.

The objects of the company are:

(a)	to incorporate, to participate in any way whatsoever, to manage, to supervise, to operate and to promote enterprises, businesses and companies;

(b)	to finance businesses and companies;

(c)	to supply advice and to render services to enterprises and companies with which the company forms a group and to third parties;

(d)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreement in connection with the aforementioned;

(e)	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and enterprises with which it forms a group and on behalf of third parties;

(f)	to obtain, alienate, manage and exploit registered property and items of property in general;

(g)	to trade in currencies, securities and items of property in general;

(h)	to develop and trade patent, trade marks, licenses, know-how and other industrial property rights;

(i)	to perform any and all activity of industrial, financial or commercial nature;

as well as everything pertaining the foregoing, relating thereto or conductive thereto, all in the widest sense of the word.

CHAPTER III.

CAPITAL AND SHARES. REGISTER.

Article 4. Authorised capital.

1.	The authorised capital amounts to ninety thousand euro (€ 90,000).

2.	The authorised capital is divided into:

(a)	ten (10) shares A, with a nominal value of three thousand euros (€ 3,600) each, numbered A1 through A10; and

(b)	five million four hundred thousand (5,400,000) shares B, with a nominal value of one eurocent (€ 0.01) each, numbered B1 through B5,400,000.

3.	If in these articles of association shares and shareholders are mentioned, these expressions shall refer to both classes of shares referred to in paragraph 2 and the holders of those shares, save as otherwise expressed.

4.	All shares are to be registered shares. No share certificates shall be issued.

Article 5. Register of shareholders.

1.	The management board shall keep a register in which the names and addresses of all holders of shares are recorded, showing the date on which they acquired the shares, the date of the acknowledgement or notification and the amount paid on each share and the class of the shares.

2.	The names and addresses of those with a right of usufruct (‘life interest’) or a pledge on the shares shall also be entered in the register, stating the date on which they acquired the right, and the date of acknowledgement or notification, and whether they have the voting rights or the rights of a Depository Receipt Holder.

3.	Each shareholder, each beneficiary of the life interest, each pledgee and each Depository Receipt Holder is required to give written notice of his address to the company.

4.	The register shall be kept accurate and up to date. All entries and notes in the register shall be signed by a member of the management board.

5.	On application by a shareholder, a beneficiary of a life interest or a pledgee, the management board shall furnish an extract from the register, free of charge, insofar as it relates to his rights in a share. In the event that a life interest or pledge has been created in a share, the extract shall state to whom the voting rights accrue and to whom the rights of a Depository Receipt Holder accrue.

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6.	The management board shall make the register available at the company’s office for inspection by the shareholders, as well as by the beneficiaries of a life interest and the pledgees to whom the rights of a Depository Receipt Holder accrue.

7.	Furthermore, the management board shall keep a register in which the names and addresses of Depository Receipts Holders are to be recorded. This register may be part of the shareholders’ register.

CHAPTER IV.

ISSUANCE OF SHARES. OWN SHARES.

Article 6. Issuance of shares. Body competent to issue shares. Notarial deed.

1.	The issuance of shares may only be effected pursuant to a resolution of the management board.

2.	The issuance of a share shall furthermore require a deed drawn up for that purpose in the presence of a civil law notary registered in the Netherlands to which those involved are party.

3.	Paragraph1 of this article shall apply mutatis mutandis to granting rights to subscribe for shares, but does not apply to the issue of shares to a party exercising a previously obtained right to subscribe for shares.

Article 7. Conditions of issuance. Rights of pre-emption.

1.	A resolution for the issuance of shares shall stipulate the price and further conditions of issuance.

2.	A shareholder has no pre-emptive right upon the issuance of shares.

Article 8. Payment for shares.

1.	The full nominal amount of each share must be paid in on issue.

2.	Payment for a share must be made in cash insofar as no other manner of payment has been agreed on. The management board shall be authorised to perform legal acts pertaining to a non-cash contribution on shares.

3.	Payment in foreign currency can be made only after approval by the company.

Article 9. Own shares.

1.	When issuing shares, the company shall not be entitled to subscribe for its own shares.

2.	The company may, subject to the relevant provisions of the law, acquire fully paid in shares in its own capital or Depository Receipts, up to the maximum permitted by law.

3.	The company may give loans with a view to the subscription for or acquisition of shares in its capital or Depository Receipts, but only up to the amount of the distributable reserves.

4.	The disposal of shares or Depository Receipts held by the company shall be effected pursuant to a resolution of the General Meeting. The resolution to dispose of such shares or Depository Receipts shall also stipulate the conditions of the disposal. The disposal of shares held by the company shall be effected with due observance of the provisions of the blocking clause.

5.	No voting rights may be exercised in the General Meeting for any share held by the company or any of its subsidiaries, nor in respect of any share of which the company or any of its subsidiaries holds Depository Receipts. Beneficiaries of a life interest and pledgees of shares which belong to the company and its subsidiaries are not excluded from exercising the voting rights, if the life interest or pledge was created before the share belonged to the company or any of its subsidiaries.

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Article 10. Reduction of capital.

1.	The General Meeting may, subject to the relevant provisions of the law, resolve to reduce the issued capital.

2.	Reduction of capital may also be effected with respect to either the ordinary shares A or the ordinary shares B, provided that the class of shares with respect to which reduction of capital shall be effected, is identified by the General Meeting, by resolution adopted by unanimous vote in a meeting at which the entire issued capital is represented. A new meeting, as referred to in section 2:230 of the Dutch Civil Code, may not be convened on this matter. The capital reduction shall be effected in proportion to the shares included therein, unless all of the shareholders concerned consent to deviate from this principle.

3.	The notice of the General Meeting at which any resolution referred to in this article shall be proposed, shall mention the purpose of the capital reduction and the manner in which it is to be achieved.

CHAPTER V.

Transfer of shares. Limited rights.

Issuance of Depository Receipts.

Article 11. Transfer of shares. Shareholders’ rights. Life interest

(“Vruchtgebruik”). Pledging (“Pandrecht”).

1.	The transfer of a share or the transfer of a right in rem thereon shall require a deed drawn up for that purpose in the presence of a civil law notary registered in the Netherlands to which those involved are party.

2.	Unless the company itself is party to the legal act, the rights attached to the share can only be exercised after the company has acknowledged said legal act or said deed has been served on it in accordance with the relevant provisions of the law.

3.	On the creation of a life interest or a pledge on shares the right to vote can, subject to the provisions of the law, be given to the beneficiary of the life interest or to the pledgee.

4.	A pledgee without the right to vote shall not have the rights which, by virtue of the law, accrue to Depositary Receipts Holders issued, unless provided otherwise by the establishing of the right of pledge.

Article 12. Issuance of Depository Receipts.

The company shall only lend its co-operation to the issuance of Depository Receipts for its shares following a resolution of the General Meeting.

CHAPTER VI.

Blocking clause.

CHAPTER VI.

Article 13. Blocking clause.

Subsection A. Approval an intended transfer.

1.	In order to be valid any transfer of shares shall require the approval of the management board, which approval shall remain valid for three months. Allotment in the event of partition of a joint property is to be regarded as a “transfer” with the exception of allotment to the person from whose side the shares have fallen into the joint property.

2.

A shareholder who wishes to transfer shares - in this article also referred to as the applicant - shall give notice of such intention to the management board by registered letter or against a receipt, which notice shall specify the number of

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shares he wishes to transfer and the person or the persons to whom he wishes to transfer the shares.

3.	The management board shall be obliged to decide upon the transfer of shares within six weeks from the date of receipt of the notice referred to in the preceding paragraph. The contents of such notice shall be stated in the convocation.

4.	If:

(a)	no such decision as referred to in paragraph 3 has been made within the term mentioned in that paragraph;

(b)	within that time no resolution has been adopted regarding the request for approval;

(c)	such approval has been refused without the management board having informed the applicant, at the same time as the refusal, of one or more interested parties who are prepared to purchase all the shares to which the request for approval relates, against payment in cash;

the approval requested shall be deemed to have been granted and, in the case mentioned under a, shall be deemed to have been granted on the final day on which the meeting should have been held.

5.	If the management board grants the approval requested or if the approval shall be deemed to have been granted, the transfer can only take place within three months thereafter.

6.	Unless the applicant and the party(ies) interested designated by the management board and accepted by him agree otherwise as to the price or the determination of the price, the purchase price of the shares shall be determined by an expert, appointed at the request of the most willing party by the chairman of the Chamber of Commerce in whose district the company has its official seat.

7.	The applicant remains entitled to withdraw, until the expiry of one month after the determination of aforesaid price has been communicated to him in writing.

8.	The costs of determining the price shall be borne:

(a)	by the applicant if he withdraws;

(b)	by the applicant as to one half and the purchasers as to the other half if the shares are purchased by the interested parties, on the understanding that each purchaser shall contribute in proportion to the number of shares purchased by him; or

(c)	by the company in cases not falling under (a) or (b).

9.	The company itself can only be an interested party as referred to in paragraph 4 under (c) with the consent of the applicant.

Subsection B. Obligation to offer shares.

1.	In the case of the death of a shareholder, in the case of the suspension of payments, bankruptcy or receivership of a shareholder and in the case of the appointment of an administrator by the court over the property of a shareholder or over his shares in the company, the shares of the shareholder concerned shall be offered for sale to the other shareholders subject to due observance of the provisions of the following paragraphs. From the time the obligation as referred to in the foregoing sentence, the relevant shareholder is no longer authorised to exercise the right to attend the meeting and to cast a vote in this meeting and to exercise the right of payments.

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2.	The obligation to offer the shares for sale must be complied with within one month after it has arisen.

3.	The shares offered shall be sold to the person(s) to be designated by the meeting of the holder(s) of shares B in the capital of the company pro rata the number of shares B hold by each holder of shares B in relation to the aggregate amount of issued shares B. The company itself can be purchaser of the shares with the consent of the offeror.

4.	The provisions of paragraph 6 of the foregoing subsection shall apply accordingly.

5.	The offeror shall not have the right to withdraw his offer. If not all shares are to be purchased, the offeror shall have the right to keep his shares. The relevant shareholder shall as of that moment again be authorised to exercise the right to attend the meeting and to cast a vote in this meeting and to exercise the right of payments.

6.	If the obligation to offer is not complied with in time, the company shall be irrevocably empowered to offer such shares for sale and, if all shares are purchased, to deliver them to the purchaser(s) with due observance of the above provisions of this article. The company shall pay the purchase price to the party entitled thereto, after deduction of the expenses that are chargeable to him.

7.	The provisions of this subsection shall not apply if the General Meeting grants relief of the obligation to offer the shares.

Subsection C. Exception to the offer.

The provisions of section A and section B do not apply if the shareholder is obligated by law to transfer his shares to a prior shareholder.

CHAPTER VII.

Management.

Article 14. Management board.

The management board of the company shall be constituted by two (2) members A, two (2) members B and four (4) members C or such other number as determined by the General Meeting. At least fifty per cent. (50%) of the members of the Management Board should be residents of the Netherlands.

Article 15. Appointment. Suspension and dismissal. Remuneration.

1.	The General Meeting shall appoint the members of the management board and shall determine their title.

2.	A member of the management board may at any time be suspended or dismissed by the General Meeting.

3.	Any suspension may be extended one (1) or more times, but may not last longer than three (3) months in the aggregate. If at the end of that period no decision has been taken on termination of the suspension, or on dismissal, the suspension shall cease.

4.	The General Meeting shall determine the remuneration and further conditions of employment for each member of the management board.

Article 16. Duties of the management board. Decision making process. Allocation of duties.

1.	Subject to the restrictions imposed by these articles of association, the management board shall be entrusted with the management of the company.

2.	The management board shall meet on a regular basis but at least once a year.

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3.	The management board shall also meet whenever one (1) member of the management board deems such necessary.

4.	Each member of the management board is entitled to cast one (1) vote. All resolutions of the management board shall be adopted by a majority of the votes cast by the members of the management board that are present or represented at such meeting, whereby at least one (1) member A or one (1) member B of the management board vote in favour of the proposal, unless these articles of association or any board rules adopted by the management in accordance with paragraph 8 of this article determine otherwise. In the event of a tie of votes, the proposal shall be rejected. A report shall be drawn up regarding resolutions thus adopted and the replies received shall be attached to the report, which shall be signed by one (1) member A and one (1) member B of the management board.

5.	A member of the management board may be represented by a co-member authorised in writing. The expression “in writing” shall include any message transmitted by current means of communication. A member of the management board may not act as representative for more than one co-member.

6.	Resolutions of the management board may also be adopted in writing without recourse to a management board meeting, provided they are adopted by an unanimous vote of all members of the management board.

7.	The chairman shall chair the meetings of the management board. In case of his absence the meeting shall appoint its chairman.

8.	The management board may lay down rules regarding its own decision making process.

9.	The management board may determine the duties with which each member of the management board shall be charged.

Article 17. Representation.

1.	The management board shall be authorised to represent the company. A member A, a member B and a member C of the management board acting together are also authorised to represent the company.

2.	The management board may appoint officers with general or limited power to represent the company. Each of these officers shall be able to represent the company with due observance of any restrictions imposed on him. The management board shall determine their titles.

3.	In the event of a conflict of interest between the company and a member or all members of the management board, such member or all members of the management board shall remain authorised to represent the company. The General Meeting shall be authorised to designate another person or persons to represent the company for this purpose. No person may be designated unless he performs all his duties of managing the company in accordance with these articles of association in the Netherlands.

Article 18. Approval of decisions of the management board.

1.	The General Meeting is entitled to require resolutions of the management board to be subject to its approval. These resolutions shall be clearly specified and notified to the management board in writing.

2.	The lack of approval referred to in paragraph 1 does not affect the authority of the management board to represent the company.

Article 19. Absence or prevention.

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If a member of the management board is absent or prevented from performing his duties, the remaining members or member of the management board, shall be temporarily entrusted with the entire management of the company with due observance of the requirement that at each time at least one (1) member A of the management board and one (1) member B of the management board should be involved with the management of the company. If all members of the management board, the sole member of the management board, all members A of the management board or all members B of the management board are absent or prevented from performing their duties, the management of the company shall be temporarily entrusted to the person designated for this purpose by the General Meeting.

CHAPTER VIII.

Annual Accounts. Profits.

Article 20. Financial year. Drawing up of the Annual Accounts. Deposition for inspection.

1.	The financial year of the company shall be the calendar year.

2.	Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this term is extended by the General Meeting by not more than six months, the management board shall draw up Annual Accounts.

3.	The management board shall deposit the Annual Accounts for inspection by the shareholders and Depository Receipt Holders at the office of the company within the period referred to in paragraph 2. Within this period the management board shall also deposit the annual report for inspection by the shareholders and Depository Receipt Holders.

4.	The Annual Accounts shall be signed by all the members of the management board; if the signature of one or more of them is lacking, this shall be stated and reasons given.

5.	The company may, and if the law so requires shall, appoint an Accountant to audit the Annual Accounts.

Article 21. Adoption of the Annual Accounts. Publication.

1.	The General Meeting shall adopt the Annual Accounts.

2.	Unconditional adoption of the Annual Accounts shall not serve to constitute a discharge of the members of the management board for the management. Such discharge requires a separate resolution by the General Meeting.

3.	The company shall publish the Annual Accounts within eight days following the adoption there subject to statutory exemptions, if applicable.

Article 22. Reserves. Profits.

1.	The company maintains a share premium reserve A and a share premium reserve B. The holders of shares A are exclusively entitled to the share premium reserve A. The holders of shares B are exclusively entitled to the share premium reserve B.

2.	The company maintains a dividend reserve A and a dividend reserve B. The holders of shares A are exclusively entitled to the dividend reserve A. The holders of shares B are exclusively entitled to the dividend reserve B.

3.	Distributions can only take place up to the amount of the Distributable part of the net assets.

4.	Distribution from the profits in respect of a financial year shall take place after the adoption of the Annual Accounts showing that this is permitted.

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5.	If the General Meeting resolve to distribute profits available for distribution in a financial year, the following rules will have to be complied with:

(a)	Firstly a distribution on the shares A of a maximum amount of one thousand euro (€ 1,000) per share A per financial year. If the profits in a financial year do not or not entirely permit such distribution, the holders of shares A shall receive in the subsequent year the amount not yet distributed at the expense of the profits available for distribution in the subsequent financial years, in preference to any other distribution to the holders of the Shares B.

(b)	Secondly, any profits remaining after application of subparagraph (a) shall be allocated to the shares B on a pro rata basis.

If and to the extent that the General Meeting resolves not to distribute any profits, these profits shall be added to the dividend reserves of the company in accordance with the principles set out under (a) and (b) above.

6.	The General Meeting may, subject to the relevant provisions of Dutch law and paragraphs 3 and 5 above, resolve to pay an interim dividend or to make payments from any reserve which does not need to be maintained by virtue of Dutch law or these articles of association.

7.	The general meeting of holders of shares A can, with due observance of paragraph 1,2 and 3 of this article, resolve to make payments to the charge of the share premium reserve A and the dividend reserve A.

8.	The general meeting of holders of shares B can, with due observance of paragraph 1, 2 and 3 of this article, resolve to make payments to the charge of the share premium reserve B and the dividend reserve B.

9.	The General Meeting may, subject to due observance of paragraph 3, resolve to make payments to the charge of any other reserve than the reserves as referred to in paragraph 1 and 2 of this article.

10.	A claim of a shareholder for payment of a dividend shall be barred after five years have elapsed.

CHAPTER IX.

General meetings of shareholders.

Article 23. Annual Meeting.

1.	The Annual Meeting shall be held annually, and not later than six months after the end of the financial year, for the purpose of discussion and adoption of the Annual Accounts.

2.	Other General Meetings of Shareholders shall be held as often as the management board deems such necessary.

3.	General Meetings of Shareholders shall be convoked by the management board, by letter mailed to the addresses of the shareholders and Depository Receipt Holders as shown in the register of shareholders and the register of Depository Receipt Holders. General Meetings of Shareholders may also be convoked by a legible and reproducible notice sent by electronic means of communication to the address of the shareholders as notified for this purpose to the company, provided that the relevant shareholders have given their consent thereto.

4.	The convocation shall take place no later than on the fifteenth day prior to the date of the meeting.

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5.	The General Meetings of Shareholders shall be held in the municipality in which the company has its official seat according to these articles of association.

6.	The General Meeting shall itself appoint its chairman. Until that moment a member of the management board shall act as chairman and in the absence of such a member the eldest person at the meeting shall act as chairman.

7.	The members of the management board shall, as such, have the right to give advice in the General Meeting of Shareholders.

Article 24. Waiver of formalities.

1.	As long as the entire issued capital and all Depository Receipt Holders are represented at a General Meeting of Shareholders valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribed by law or by the articles of association for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

2.	The management board keeps a record of the resolutions made. If the management board is not represented at a meeting, the chairman of the meeting shall provide the management board with a transcript of the resolutions made as soon as possible after the meeting. The records shall be deposited at the offices of the company for inspection by the shareholders and Depository Receipt Holders. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

Article 25. Voting rights.

1.	Each share A confers the right to cast three hundred and sixty thousand (360,000) votes. Each share B confers the right to cast one vote.

2.	The right to take part in the meeting may be exercised by a proxy authorised in writing. The provisions of Article 16 paragraph 5 second sentence, shall apply accordingly. The right to take part in the meeting may also be exercised through electronic means of communication, provided that the shareholder thus taking part in the meeting can be identified through the electronic means of communication, is able to directly take note of the proceedings at the meeting and may exercise his rights to vote. The management board may lay down rules regarding the use of electronic means of communication, which shall be announced in the convening notice.

3.	To the extent that the law or the articles of association do not require a qualified majority, all resolutions shall be adopted by a majority of the votes cast.

4.	If there is a tie vote of votes the proposal is thus rejected.

Article 26. Resolutions outside of meetings. Records.

1.	Resolutions of shareholders may also be adopted in writing without recourse to a General Meeting of Shareholders, provided they are adopted by a unanimous vote of all shareholders entitled to vote. The provisions of Article 16 paragraph 5 second sentence, shall apply accordingly. The aforementioned decision making process shall not be permissible in the event that there are Depository Receipt Holders.

2.	The provisions of article 23 paragraph 7 shall apply correspondingly to the adoption of resolutions outside a meeting as referred to in paragraph 1.

3.	The management board shall keep a record of the resolutions thus made. Each of the shareholders must procure that the management board is informed in

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writing of the resolutions made in accordance with paragraph 1 as soon as possible. The records shall be deposited at the offices of the company for inspection by the shareholders and Depository Receipt Holders. Upon request, each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

Article 27. Meetings of holders of shares of one class.

1.	Meetings of holders of shares of one class shall be convened by the management board or by a holder of one or more shares of the relevant class, by letter to the addresses of the holders of shares of the relevant class according to the register of shareholders and the holders of Depository Receipts of the relevant class, according to the register of shareholders and the register of Depository Receipt holders of shares in the relevant class.

2.	Meetings shall itself appoint its chairman. Until that moment the eldest person present at the meeting shall act as chairman.

3.	To the extent possible, article 23 paragraphs 4 and 5, 24, 25 paragraphs 1 through 4 and 26 shall correspondingly apply.

CHAPTER X.

Amendment of the articles of association and dissolution.

Liquidation.

Article 28. Amendment of the articles of association and dissolution.

When a proposal of the management board to amend the articles of association or to dissolve the company is to be made to the General Meeting, this must be mentioned in the notification of the General Meeting of Shareholders. As regards an amendment of the articles of association, a copy of the proposal including the text of the proposed amendment must at the same time be deposited and held available at the company’s office for inspection by shareholders and Depository Receipt Holders until the end of the meeting.

Article 29. Liquidation.

1.	In the event of dissolution of the company by virtue of a resolution of the General Meeting, the members of the management board shall be charged with the liquidation of the business of the company.

2.	During liquidation, the provisions of these articles of association shall remain in force as far as possible.

3.	The balance of the company remaining after payment of debts, shall be transferred to the shareholders conform the provisions set out in article 23 paragraph 3.

Article 30. Final Provision.

The first financial year of the company shall end on the thirty-first day of December two thousand ten.

This transitional provision shall lapse and cease to exist after the first financial year.

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